Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

April 21, 2011

VIA EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:    Alliance Petroleum Corporation (the “Company”)

                        Amendment No. 1 to Registration Statement on Form S-1

Filed April 21, 2011

                        File No. 333-171123

Dear Mr. Schwall:

Pursuant to the staff’s comment letter dated march 7, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 1 to the Company’s Form S-1 was filed with the Commission via EDGAR on April 21, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  The page numbers below reference the redlined Amendment No. 1 to the Company’s Form S-1.

General

1.

You will expedite the review process if you address each port of every numbered comment that appears in this letter.  Provide complete responses and, were disclosure has changed, indication precisely where in the marked version of the amendment we will find your response changes.  Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

Company response:  The Company acknowledges this comment.

2.

In light of your status as a Nevada corporation with only the option to explore a properly in Saskatchewan, Canada, explain to us in necessary detail each of the following items:

•

Who prepared the registration statement;

•

What basis or source(s) the preparer relied upon in drafting the prospectus;

•

Who created the business plan which is described;

•

How Mr. Ijaz can to be affiliate with Alliance Petroleum Corporation and

•

Whether Mr. Ijaz or any other participating in the preparation of the registration statement have visited the subject property and if so, when such visits took place.

We may have additional comments based on your responses.

Company response:  The Company confirms the following information:

•

Company counsel prepared the registration statement;

•

Company counsel relied on information provided by the Company in preparing the prospectus;

•

The Company’s President, Khurram Ijaz, and Khurram Ijaz’s brother, Numan Ijaz, created the business plan which is described;

•

Mr. Ijaz came to be affiliated with Alliance Petroleum Corporation because he is the person who created it;

•

Neither Mr. Ijaz nor any other participating in the preparation of the registration statement has visited the subject property.

3.

As you may be aware, there have been acquisitions or business combinations involving public start-up resource companies which have no reserves.  It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission.  If true and with a view toward disclosure, confirm to us that Mr. Ijaz did not agree to purchase Alliance Petroleum shares or serve as an officer or director of Alliance Petroleum at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity.  Also confirm that he has no such present intention, if true.

Company response:  The Company confirms that Mr. Ijaz did not, and has no present intention to, agree to purchase Alliance Petroleum shares or serve as an officer or director of Alliance Petroleum at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity.

4.

Given the unusual facts and circumstances set forth in the prospectus, explain how and when Mr. Ijaz developed an interest in owning and managing an oil and gas exploration company with an option to explore a property in Saskatchewan, Canada.

Company response:  Mr. Ijaz describes himself and an entrepreneur who wants to build a business.  He has a general knowledge about the mining industry from living in Canada, where mining is an important and significant part of the economy.  Additionally, he has stated to the Company that he believes oil and gas is a very exciting business with many opportunities and he has some friends and acquaintances who work as geologists and oil & gas and mining engineers. As such, Mr. Ijaz knows that some mining companies that are successful commercial enterprises have started from a relatively small investment in exploring for minerals.  Mr. Ijaz decided to focus on mining first in Saskatchewan because the barriers to entry and cost of doing so in Saskatchewan are so low compared to other jurisdictions.  Saskatchewan is, generally speaking, a politically mining friendly province.  Mr. Ijaz has stated to the Company that he does not believe that these are unusual facts and circumstances.

5.

If any of the following individuals has any experience in the marketing or sale or creation of a start-up oil and gas or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail.  This comment refers to any and all of the following individuals:

•

Mr. Ijaz;

•

Named legal counsel;

•

Those responsible for Mr. Ijaz’s connection with Alliance Petroleum; and

•

Any other who participated in the preparation of the prospectus disclosure.

Company response:  The Company confirms that none of the referenced individuals has any experience in the marketing or sale or creation of a start-up oil and gas or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement.

6.

If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up oil and gas or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proved or probable reserves, please describe the circumstances to us in necessary detail.  We may have additional comments.

Company response:  The Company confirms that none of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up oil and gas or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proved or probable reserves.

7.

We note that the shares covered by this registration statement that are to be offered by the selling shareholders were issued to the selling shareholders in October 2010 and represent 100% of the shares not held by Mr. Ijaz.  Given the length of time the selling shareholder has held their shares, the fact that all shares not held by Mr. Ijaz are included in the offering, and the circumstances under which the selling shareholders received their shares, it appears that this offering is an indirect primary offering by the Company.  As such, you are not permitted to rely upon Rule 514(a)(1)(i) and are not eligible to conduct the offering pursuant to Rule 415(a)(1)(x).  In order to conduct the offering as an indirect primary offering under Rule 415, you must fix the offering price for the duration of the offering and identify all the selling shareholders as underwriters.  If you disagree, please provide us with a detailed legal analysis as to why the sale of shares by selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(10(i), rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer.  This analysis should include, but not be limited to, an explanation of the relationship between the Company and the selling shareholders, whether there were any material agreements between the Company and any of the shareholders and an explanation of the circumstances under which the selling shareholders initially purchase your stock.  For guidance in distinguishing secondary offerings from primary offerings, please refer to Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website at http://www.sec.gov/divisions/corpfin/safinterp.htm.

Company response: This is not an indirect primary offering because the selling shareholders are not underwriters selling on behalf of the Company and the Company will not, directly or indirectly, receive any of the proceeds in the offering.  In addition to the fact that the Company will not receive any proceeds in the offering, (i) the selling shareholders have all held their shares longer than six months, longer than the holder period under Rule 144 safe harbor from being deemed an underwriter, (ii) each of the selling shareholders is a personal friend or acquaintance of an officer or director of the Company, but not remitting any of the sales proceeds to the Company (iii) none of the selling shareholder has any role in operating or providing services to the Company, (iv) the number of shares being registered is commensurate with that number that market makers would need to see in the float to make a market in a development stage company as a relationship to the offering price, (v) none of the selling shareholders is in the business of underwriting securities, and (vi) the Company has no agreement, arrangement or understanding with any of the selling shareholders to act as a conduit for the issuer.  Accordingly, none of the foregoing facts of the offering meet any of the conditions of the multipart test identified in Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules to identity a secondary offering in disguise as a primary offering.

8.

Please revise to ensure the information throughout your registration statement is consistent with your disclosure in all other parts of the filing.  For example, address the following inconsistencies:

•

You state at page 4 that the number of your common shares currently outstanding is 14,050,000, but you disclose at page 28 that you have 4,050,000 shares outstanding;

•

You state at page 8 that your officer devotes approximately fifteen hours per week providing management services to you, but you disclose at page 24 that he will be devoting approximately forty-eight percent of his time to your operations; and

•

You reference a $.20 price per share on your cover page for sales by selling shareholders, but reference a $.10 price per share at page 15.

Company response: The Company ensures the information throughout your registration statement is consistent with your disclosure in all other parts of the filing. The number “4,050,000” on page 28 was a typographical error and has been changed to “14,050,000.”  The devotion of forty-eight percent of time has been changed to 15 hours per week to avoid investor confusion.  Please see page 31.  The reference of $.10 per share was a typographical error and has been changed to $.20 per share to be consistent with the rest of the filing.  See page 17.

9.

Please file all material exhibits required pursuant to Item 601 of Regulation S-K.  In particular, please file the Lease Option Agreement, the Petroleum Natural Gas Lease and the Subscription Agreement described in the registration statement.  In addition, please file any agreement that you have with the selling shareholders in which you have agreed to bear the expenses of the registration statement.  In that regard, we note you disclose are page 16 that you will bear all such expenses.

Company response:  The Company has filed the Lease Option Agreement, the Petroleum Natural Gas Lease and the Subscription Agreement described in the registration statement as exhibits to the registration statements.  In addition, the Company has filed a copy of the subscription agreement between itself and Khurram Ijaz and the form of subscription agreement to be used in the offering the subject of the registration statement as exhibits to the registration statement.  The Company confirms that no other exhibits are required to be filed as exhibits pursuant to Item 601 of Regulation S-K.

With respect to an agreement with shareholders in which we have agreed to bear the expenses of the registration statement, please see page 5 to the amended Form S-1, where the Company states, “We are registering the 4,500,000 shares of common stock held by selling stockholders pursuant to verbal representations to such stockholders that the Company would use its best efforts to register such shares for resale.  We will not receive any proceeds from the resale of the 4,500,000 shares of common stock by the selling stockholders.”

10.

We note your disclosure throughout the filing that if you are unable to raise a certain amount of capital, you will not be able to maintain “a reporting status.”  Please clarify your statement.  To the extent you are referring to the possibility that you may not be able to fulfill your reporting obligations under the Securities Act, please revise to clarify.  We may have further comments.

Company response:  The Company has added the text “Our primary priority will be to retain our reporting status with the SEC which means that we will first ensure that we have sufficient capital to cover our legal and accounting expenses.  Once these costs are accounted for, in accordance with how much cash we are able to retain, we will focus on meeting all our planned expenses.” to page 32 of the amended Form S-1.

11.

 It appears that you intend to use only one prospectus or the offering by your selling shareholders, as well as for the direct public offering by you.  Please advise us as to how you will inform investors whether they will be investing in the public offering by the company, in which case the company would receive the proceeds, or in the resale offering, in which case only the selling shareholder would receive the proceeds.  We may have further comments.

Company response:  The Company is offering only the shares it is offering in its primary offering, as is disclosed in the Prospectus.  The Company will not offering shares as an underwriter or broker for the selling shareholders, who are offering the shares held by themselves.  The Subscription Agreement to be used by the Company, a form of which has been included as Exhibit 10.4, states that the Company is offering its shares, not the selling shareholders’ shares, to wit:

This Subscription Agreement is for the purchase of shares of common stock of the Company from the Company’s offering of 500,000 shares in the Company’s Prospectus, at an offering price of $0.20 per share.  This Subscription Agreement is not for the purchase shares of common stock, also at an offering price of $0.20 per share, from the offering of 4,050,000 shares by certain selling stockholders of the Company, also being made under the Prospectus.

12.

Please clarify throughout your filing, if true, that you have no oil or gas reserves.  In that your statement at page 17 that you have no “developed reserves,” and your risk factor disclosure at page 8 regarding your reserves estimates and your efforts to find or replace your reserves.

Company response:  The Company has added the text “We have no oil or gas reserves” to pages 4 and 8, deleted the word “developed” on page 17 and replaced such word with “oil or gas,” and added “[t]he Company has no oil or gas reserves” on pages 22 and 24.

13.

 Please clarify throughout your filing whether your references to dollars mean U.S. or Canadian dollars.

Company response:  The Company has added the text “Unless otherwise indicated, all references in this prospectus to “Dollars” or “$” are expressed in United States dollars” to page 1, the prospectus cover page.

14.

 Please provide all the disclosure required by Item 202 of regulation S-K.

Company response:  The Company has added all the disclosure required by Item 202 of regulation S-K under the heading “Description of Securities” on page 19, which disclosure continues through the top of page 21.

15.

 Please provide all the disclosure required by Item 404(d) of Regulation S-K.  In that regard, we note your disclosure at page F-10 regarding the debt owed to your president.

Company response:  The Company has added the text “Additionally, during 2010, Mr. Ijaz loaned the Company $1,800, pursuant to an oral loan agreement.  The loan bears no interest and is payable upon demand” to page 36.

Registration Statement Cover Page

16.

 We note your disclosure at page 20 that your executive offices are currently located at 112 North Curry Street, Carson City, Nevada 89703, and you disclosure that this is the office provided by your registered agent, State Agent and Transfer.  However, we also note your disclosure on your registration statement cover page that Mr. Ijaz is your agent for service.  Please advise how Mr. Ijaz may serve at your registered agent at such Nevada address if he is not located there.

Company response:  The Company has removed Mr. Ijaz and the Company as the agent for service on the registration cover page.

Prospectus Cover Page

17.

 Please tell us why you have only included the shares to be offered by selling shareholders in bold font at the top of the prospectus cover page.  In that regard, we note that you are also offering shares on behalf of the company.

Company response:  The Company has included the shares being offered by the Company on page 1, the prospectus cover page.

18.

 We note that you intend to conduct the primary offering on a best efforts basis.  Please disclose any arrangements to place the funds in an escrow, trust or similar account.  If you have not made any of the arrangements, state this fact and describe the effect on investors.  See Item 501(b)(8)(iii) of Regulation S-K.

Company response:  The Company has inserted the following text on page 1, the prospectus cover page, and on page 11, under the Use of Proceeds section:

We do not any arrangements to place the funds received from our offering of $500,000 in an escrow, trust or similar account.  Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws.  If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions.  As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you.  If that happens, you will lose your investment and your funds will be used to pay creditors.

19.

 We note your disclosure on your prospectus cover page that the selling stockholders will be offering your shares of common stock at a fixed price of $0.20 per shares until your shares are quoted on the OTC Bullet Board and thereafter at prevailing market prices or privately negotiated prices.  However, you state at page ii in note 4 to your fee table that the price is fixed “until [y]our comment stock is quoted on a national exchange.”   Please revise to address the apparent inconsistency.

Company response:  The Company has deleted the text “a national exchange” on page ii, and replaced such text with, “the OC Bulletin Board.”

Prospectus Summary, page 3

20.

 Please revise your filing to disclose all material terms of the Petroleum Natural Gas Lease, and to remove any suggestion that you have not done so.  In that regards, we note your use of the term “generally speaking” at page 3 with respect to the terms of such lease.

Company response:  The Company has deleted the text “, generally speaking,” and “,among other things,” on pages 4 (second paragraph from the bottom; no redlining provided by publisher), 21 and 30 (third paragraph from the bottom; no redlining provided by publisher) to clarify that all material terms of the Petroleum Natural Gas Lease are disclosed.

The offering, page 4

21.

 The use of proceeds that you describe at page 5 does not appear to be consistent with the use of proceeds that you describe at page 11.  Please revise.

 Company response: The Company has deleted the text “as working capital for our exploration activities” on page 5 and replaced such text with “for professional fees, general business development, administration expenses, option fees and geological survey fees,” which matches the text from the Use of Proceeds table on page 6.

Risk Factors, page 5

22.

Please revise your risk factors section to eliminate risks that are repetitive.  For example, it appears that the disclosure set forth under the heading “Since our Sole Officer and Director has the Ability. . . “ at page 8 appears to set forth some of the same risks as the disclosure set forth under the heading “Because Our Current President Has Other Business Interests...” at page 8.

Company response: The Company has deleted the “Since our Sole Officer and Director has the Ability. . . “ on page 8 (no redlining provided by publisher).  The Company does not believe that any of the other risk factor discloses the same risk as another risk factor.  Accordingly, the Company has not deleted any other risk factors.

Use of Proceeds, page 11

23.

 Please revise to clarify how the proceeds will be used to fund the plan of operations disclosed elsewhere in the filing.  In particular, we note the list of activities you are planning in the year following the completion of your initial public offering.  Please revise to ensure that the disclosure is consistent throughout the filing and gives an investor a clear explanation of the use of proceeds in relation to your planned operations.  Such revised disclosure should include, without limitation, a description of how such proceeds may be used (i) in connection with the lease Option agreement or Petroleum Natural Gas Lease that you reference at page 6, and (ii) in connection with your plan to search for other oil and gas leases or interests.

Company response: The Company has added the following footnote number 2 to the line item titled “Acquire option for new property” on page 13:

If 100% of the shares are sold, we will exercise our option under The Petroleum Natural Gas Lease which requires that we pay CDN $24,000 in exchange for the right, for a term of 3 years, to explore for, and if warranted and feasible, commercialize mineralized materials covering the Property.  If less than 100% of the shares are sold, we will need to borrow additional funds or privately sell our equity or debt securities to raise sufficient funds to exercise our option under The Petroleum Natural Gas Lease.  We have not commenced any activities to raise such funds and have no current plans on how to raise such funds.

Additionally, the Company has clarified that the disclosed use of proceeds does not cover much of the Plan of Operation by including the following text on page 13:

Many of our activities described in our Plan of Operation on page 26, which are our planned operations during the 12 months following our offering of 500,000 shares of common stock will not financed by the above use of proceeds.  Such activities include setting up an office, identifying and conducting due diligence on potential additional oil and gas leases and retaining the services of an independent contractor geologist.  We will require additional financing through public or private equity or debt financing or other sources to fund these operations, and such additional funding may not be available, or if available, may be on terms unacceptable to us.

24.

 If material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, please state in your Use of Proceeds section the amounts and sources of such other funds needed for each such specified purpose and the sources of such funds.

Company response: The Company’s confirms that material amounts of other funds are not necessary to accomplish the specified purposes for which the proceeds are to be obtained.

25.

 Please clarify, if true, that the legal, accounting and auditing and printing fees described in this section solely relate to the expenses of this offering.

Company response:  The Company has added the following footnote number 1 to the line items titled “Legal”, “Accounting and auditing”, and “Printing” on pages 13 and 14:

(1)

The legal, accounting and auditing and printing fees described in this section solely relate to the expenses of this offering.

26.

In addition, we note seemingly conflicting statements regarding your belief that the funds from the initial public offering will be sufficient for your plans during the twelve months that follow the offering.  Please revise to clearly indicate what amounts will be required to complete your proposed pan of operations, especially since your proposed operations include the purchase of other oil and gas properties.

Company response: Please see the Company’s response to comment number 23 above, clarifying the Company’s Use of Proceeds as it relates to the Company’s Plan of Operation on page 13.

Property, page 17

27.

Please provide all the disclosure required by Item 102 of Regulation S-K.

Company response: The Company has added all the disclosure required by Item 102 of Regulation S-K on pages ___, ___, and ___.

28.

 Further, disclose the specific exploration activities you will conduct on the property and the amount of money you anticipate spending in exploring the property.  Please also disclose the source of funds for such activities.  Please also address these issues in your discussion of your plan of operations that begins at page 22.

Company response: The Company has added the following text to pages 21 - 25, under the heading “Description of Business,” and on pages 29 and 30, under the Plan of Operation:

The specific exploration activities that the company will conduct on the Property are as follows in order:

-

Seismic survey:

Will provide detailed information on geology.

-

Exploratory Drilling:

Will verify the presence or absence of a hydrocarbon reservoir and quantify the reserves.  During the exploratory drilling, the land will be cleared and levelled, and access roads will be built. Because water is used in drilling, and if there is no natural source, the crew will drill a water well. The crew will also dig a reserve pit, which will be used to dispose of rock cuttings and drilling mud during the drilling process.

-

Appraisal:

Will determine if the reservoir is economically feasible to develop.

-

Drill:

Drilling for crude oil and/or gas.

The amount of funds we anticipate spending in exploring the property is as follows:

Seismic survey:

$15,000

Exploratory Drilling:

$65,000

Total Exploration Cost:

 $80,000

We plan to commence the seismic survey for the exploration program in fall 2011.  We expect this phase to take four weeks to complete and an additional one to two months for the geologist to prepare his report.

The above program costs are management’s estimates based upon the recommendations of the professional geologist’s report and the actual project costs may exceed our estimates. To date, we have not commenced exploration.

Following the seismic survey of the exploration program, if it proves successful in identifying oil and gas deposits, we intend to proceed with phase two of our exploration program. Subject to the results of the seismic survey, we anticipate commencing with exploratory drilling in spring 2012.  We will require additional funding to proceed with exploratory drilling; we have no current plans on how to raise the additional funding. We cannot provide any assurance that we will be able to raise sufficient funds to proceed with the seismic surveying or the exploratory drilling.

Future Oil and Gas Interests, page 18

29.

 Please clarify how the disclosure in this section, and the disclosure set forth under the heading “U.S. Energy Outlook” at page 19, is relevant to your present or planned operations.  For example, and without limitation, we note your disclosure regarding the technological advances, including satellite mapping and horizontal drilling, and how these technologies lead to a highly improved rate of success.  Please indicate whether you anticipate using the technologies described, and to the extent you do not, please revise to remove information regarding technologies that are not applicable to the company.  Similarly, it is not clear how the disclosure set forth under “U.S. Energy Outlook” applies to you.

Company response: The Company has removed the “U.S. Energy Outlook” disclosure in this section.

30.

If you retain the statements set forth in this section and the section with the heading “U.S. Energy Outlook” in your amendment, please provide reliable, updated and independent third party support for each statement that relates to energy demand.

Company response: The Company has removed the “U.S. Energy Outlook” disclosure in this section.

Competition, page 19

31.

 Please provide your basis for all of the information presented in this section.  In particular, substantiate your statements regarding the major oil and gas companies and “fewer restrictions for the offshore oil and drilling.”   Further, quantify the number of larger companies that have “gone overseas”” and the extent that they have “left behind millions of barrels of oil for independent producers to extract.”

Company response: The Company has removed the following text because it has no independent basis for the statements:

The major oil and gas companies have gone offshore as well as overseas to explore for large oil fields. T he reasons for this is that there are fewer restrictions for the offshore oil drilling, and there are more areas to choose from, compared to land drilling.  The technology for offshore drilling has also improved exponentially, to the point where it becomes just as lucrative as land drilling.  Many large companies have also gone overseas because of cheaper production in other countries.  Larger companies drilling massive wells need vast amounts of equipment and resources to maintain them. Therefore, considerably cheaper overseas labor and equipment help keep costs down. Major refining companies have left behind millions of barrels of oil for independent producers to extract.  As a result of the large companies going offshore and overseas, most of their smaller domestic producing wells were left to independent producers.  Our business strategy is to compete for acquiring interests in these smaller exploration and producing oil and gas properties with steady income and upside exploration potential.

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 22

32.

Please tailor your disclosure regarding you plan of operation with respect to your present or planned operations.  In that regards, it is not clear why you have referenced your ability to “successfully find customers” in the context of the use of proceeds from this offering.

Company response: The Company has removed the following text:  “If we are unable to successfully find customers we may quickly use up the proceeds from this offering and will need to find alternative sources.”  Additionally, the Company has added the disclosure referenced in its response to comment number 28, above.

33.

 We note that your description of the activities that you intend to do in the next twelve months is almost identical to disclosure set forth in the registration statement on Form S-1 filed by Aurum resources, Inc. (File No. 333-167217).  Please explain to us how this similarity in facts occurred.

Company response: The Company believes that the similarity occurred because nearly all start-up, exploration stage oil and gas companies have similar plans of operation – to explore for oil and gas.

34.

 We note your disclosure at page 24 that your do not have sufficient cash and cash equivalents to execute your operations, that you will need the funds from this offering to commence your planned business operations, and that you may need to obtain additional financing to operate your business for the twelve months following completion of your offering.  We also not your disclosure at page 25 that if you should fail to sell at least fifty percent of your shares in the offering, you would be forced to scale back or abort completely the implementation of your 12-month plan of operation.  Please provide this information in your prospectus summary at page 3.

Company response: The Company has inserted the following text on page 4:

Should the Company fail to sell less at least 50% of its offering of 500,000 shares of common stock, the Company would be forced to scale back or abort completely the implementation of its 12-month plan of operation, described on pages 29 and 30 of this prospectus.

35.

 Please provide the business experience of Mr. Ijaz for the past five years by indicating the relevant months and years for each position.  In addition, please disclose the full name of “BCIT.”

Company response:  The Company has revised its disclosure about Mr. Ijaz to disclose the relevant months and years of each position, and the fill name of BCIT, on page 34, as follows:

Mr. Ijaz has served as our President, Chief Executive Officer, Secretary and a Director since our inception on September 17, 2010.  Since January 2009 he has planned the formation and operation of the Company.  From October 2007 to January 2009, Mr. Ijaz worked as an aircraft maintenance engineer at Cascade Aerospace.  From September 2005 to June 2007 Mr. Ijaz was a student studying aircraft maintenance engineering at British Columbia Institute of Technology

(“BCIT”).  Mr. Ijaz holds an Aircraft Maintenance Engineering Diploma, obtained from BCIT in 2007.  These experiences, qualifications and attributes have led to our conclusion that Mr. Ijaz should be serving as a member of our Board of Directors in light of our business and structure.

Director Independence, page 26

36.

We note your disclosure at page 27 regarding discussions among your directors with respect to director independence.  However, it is not clear how such disclosure related to you, given that you only have one director.  Please advise or revise to address this apparent inconsistency.

Company response:  The Company has removed its director independence disclosure on page 27.  No redlining has been indicated by the publisher.

Involvement in Certain Legal Proceedings, page 27

37.

 Please revise to describe any of the events enumerated in Item 404(f) of regulation S-K that occurred during the past ten years and that are material to an evaluation of the ability or integrity of any director or executive officer.

Company response:  The Company has revised its director independence disclosure on page 34 to clarify that none of the events enumerated in Item 404(f) of regulation S-K occurred during the past ten years and re material to an evaluation of the ability or integrity of any director or executive officer.

Summary Compensation Table, page 27

38.

 We note your statement that your officer and director has not received monetary compensation since your inception.  We also note that your summary compensation table indicated that Mr. Ijaz received a salary of $4,000.  Please revise to clearly indicate whether Mr. Ijaz received any compensation, and to provide all the information required by Item 402 of regulation S-K with respect to any such compensation.

Company response:  The Company has removed the following sentence from page 34:  “Our officer and director has not received monetary compensation since our inception to the date of this prospectus.” No redlining has been indicated by the publisher.

Signatures

39.

 Please provide the signatures language required by Form S-1.  In addition, please clarify whether, in addition to signing on your behalf, Mr. Ijaz is signing in his capacity as your principal executive officer, principal financial officer and principal accounting officer.

The Company has provided the signatures language required by Form S-1, on the signature page, as follows:

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Carson City, State of Nevada, on April 15, 2011.

Additionally, the Company has inserted the following text under Mr. Khurram’s signature under the Power of Attorney on page II-5:

(Principal Executive Officer and Principal

Financial and Accounting Officer)

Index to Financial Statements, page F-1

40.

 We note you characterize your company as “A Development Stage Company” in your financial statements and footnotes.  We further note the same characterization in your auditor’s opinion and consent.  However, we also note you refer to your company as an “Exploration Stage Company” in the forepart of your filing.  Given your current operational status and in order to avoid investor contusion, please re-label your financial statements and footnotes to consistently refer to your company as an “Exploration Stage Company.”  Please ensure your auditor revises the opinion report and consent accordingly.

Company response:  The Company has re-labelled its financial statements and footnotes to consistently refer to the Company as an exploration stage company and provided a new report from its independent public accounting firm which has been revised accordingly.

Statement of Cash Flows, page F-5

41.

 We note the balance sheet line item titled “Due to related party” increased $1,800 during the period presented.  However, the amount is shown as a decrease to operating activities.  Please revise your presentation to properly reflect this liability amount as an increase.  This change in presentation will result in the proper summation for the total shown as “Cash used for operating activities.”

Company response:  The Company has removed the parenthesis surrounding “1,800” on page F-5.

Statement of Changes in Stockholders’ Equity, page F-6

42.

 Please clarify why the stock transactions shown do not reflect the par value of $.001 shares for each stock issuance, with the difference recorded as additional paid in capital.  For example, we would expect the issuance of the 10,000,000 shares to result in a credit to common stock of $10,000, with a debit to additional paid in paid in capital of $296.  Similar concerns apply to the issuance of the 4,050,000 shares of common stock.

Company response:  The Company has adjusted its Statement of Changes in Stockholders’ Equity on page F-6 in accordance with this comment.

43.

 We also note the totals presented for common stock and additional paid in capital do not tie to the balance sheet.  Please revise your presentation as appropriate.

Company response:  The Company has adjusted its Statement of Changes in Stockholders’ Equity on page F-6 in accordance with this comment.

Note 3 – Summary of Significant Accounting Policies, page F-7

44.

 In light of your subsequent events footnote indicating you entered into a lease option agreement, please add a description of the accounting policies you intend to implement to account for your oil and gas properties.

Company response:  The Company has added the following text to its Summary of Significant Accounting Policies on page F-10:

The Company utilizes the full-cost method of accounting for oil and gas properties. Under this method, the Company capitalizes all costs associated with acquisition, exploration and development of oil and natural gas reserves, including leasehold acquisition costs whether the projects are successful or unsuccessful. The capitalized cost is then amortized into expense as the total reserves are produced. Capitalized costs, less accumulated amortization and related deferred income taxes, should be expensed when they exceed the cost center ceiling.

Exhibits

Exhibit 5.1

45.

 We note that the legality opinion indicates that the shares of common stock being sold pursuant to the registration statement are duly authorized, legally and validly issued, fully paid and non-assessable.  However, it is not clear how counsel can provide such an opinion at this time with respect to the shares to be issued by you in the primary offering, as such shares have not yet been issued or paid for.  Please obtain and file a revised legality opinion.

Company response:  The Company has included a legal opinion as Exhibit 5.1 which complies with this comment.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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